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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For November 18, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
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             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


November 18, 2005

                                        PRECISION DRILLING CORPORATION



                                        Per: /s/ Darren Ruhr
                                             ------------------------
                                             Darren Ruhr
                                             Vice President, Corporate Services
                                             and Corporate Secretary


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P R E S S   R E L E A S E
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                            PRECISION DRILLING TRUST
                      ANNOUNCES INITIAL TRUST DISTRIBUTION

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CALGARY, November 18, 2005 - The Trustees of Precision Drilling Trust
("PRECISION") announced today that a distribution of Cdn$ 0.27 per trust unit of Precision has been declared for the month of November, 2005. The distribution will be paid on December 15, 2005 to unitholders of record as at November 30, 2005. A payment of Cdn$ 0.27 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

The distribution of Cdn$ 0.27 is an increase from the estimated Cdn$ 0.24 distribution in the information circular distributed to shareholders of Precision Drilling Corporation for the special meeting approving the reorganization into an income trust. Management comments that, continuing with the momentum established in the third quarter, Precision is now at the mid-point of the fourth quarter with demand for services ramping up to unprecedented "early-winter" industry levels.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of contract drilling services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of drilling and service rigs backed by a comprehensive mix of support services utilizing skilled and experienced personnel.

Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and in U.S. dollars "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.